UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Crown Pacific Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

228439105

(CUSIP number)

Troy Wuertz
Carlson Capital LP
2100 McKinney Ave, Suite 1600
Dallas, TX 75201
(214) 932-9600

(Name, address and telephone number of person
authorized to receive notices and communications)

May 21, 2003

(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

______

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228439105	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Carlson Capital, L.P.	I.R.S. Identification No. -75-273-3266---

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED BY		0

EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH		1,498,500

	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		1,498,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.91%

14	TYPE OF REPORTING PERSON*

IA, PN

CUSIP No. 228439105	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Clint D. Carlson	Social Security No. ---

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED BY		5,000

EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH		1,498,500

	9	SOLE DISPOSITIVE POWER

		5,000

	10	SHARED DISPOSITIVE POWER

		1,498,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%

14	TYPE OF REPORTING PERSON*

IN

     This Amendment No. 1 (“Amendment No. 1”) to statement on Schedule 13D is filed by Carlson Capital, L.P., a Delaware limited partnership (the “Partnership Reporting Person”) and Clint D. Carlson, an individual (together with the Partnership Reporting Person, the “Reporting Persons”), to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on August 5, 2002, relating to shares of Common Units (the “Common Units”) of Crown Pacific Partners, L.P., a Delaware limited partnership (the “Issuer”). After the filing of the statement on Schedule 13D and before the filing of this Amendment No. 1, Carlson Capital, L.P. merged with and into Carlson Offshore Advisors, L.P., and thereafter the merged entity changed its name to Carlson Capital, L.P. This Amendment No. 1 is filed for purposes of revising the percentages of Common Units of the Issuer beneficially owned by the Reporting Persons, and to indicate that the Reporting Persons cease to be beneficial owners of more than five percent of the Common Units of the Issuer. This Amendment No. 1 is filed for purposes of revising the percentages of Common Units of the Issuer beneficially owned by the Reporting Persons, and to indicate that the Reporting Persons cease to be beneficial owners of more than five percent of the Common Units of the Issuer.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     All Common Units held by the Reporting Persons are being held for investment purposes. Subject to economic considerations and market conditions (including, without limitation, price and availability), the Reporting Persons may, from time to time, acquire additional Common Units and/or acquire debt securities (including, without limitation, assignments or participations in bank loans) of the Issuer in the open market or in one or more privately negotiated transactions or may dispose of any such securities in the open market or in one or more privately negotiated transactions. The Reporting Persons may engage in activities intended to influence the business strategy or management of the Issuer.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Items 5(a), (b), (c), and (e) are hereby amended and restated in their entirety as follows:

(a)	This Amendment No. 1 relates to (i) 1,498,500 Common Units deemed beneficially owned by the Partnership Reporting Person, which constitutes approximately 4.91% of the issued and outstanding Common Units; and (ii) 5,000 Common Units deemed beneficially owned individually by Clint D. Carlson, which constitutes approximately 0.02% of the issued and outstanding Common Units, and which together with the 1,498,500 Common Units that Clint D. Carlson may be deemed to beneficially own but as to which he has disclaimed beneficial ownership constitutes approximately 4.93% of the issued and outstanding Common Units.

(b)	The Partnership Reporting Person and Clint D. Carlson have shared voting and dispositive power with respect to 1,498,500 Common Units. Clint D. Carlson has sole voting and dispositive power with respect to 5,000 Common Units.

(c)	Within the past 60 days, accounts of or managed by the Reporting Persons purchased and sold Common Units on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein.

(e)	On May 21, 2003, the Reporting Persons ceased to beneficially own more than 5% of shares of the issued and outstanding Common Units.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended as follows:

Exhibit A:	Transactions in Shares of Common Units Within Past 60 Days.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 21, 2003

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson By: Clint D. Carlson, President of the General Partner

CLINT D. CARLSON, an individual

/s/ Clint D. Carlson By: Clint D. Carlson

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